KLX Inc.

October 10, 2014

VIA EDGAR AND FEDEX

Justin Dobbie
Legal Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:                             KLX Inc.
Form 10-12B
Filed August 29, 2014
File No. 001-36610

Dear Mr. Dobbie:

This letter responds to the letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated September 25, 2014, regarding the Registration Statement on Form 10-12B (the “Form 10”) of KLX Inc. (the “Company,” “KLX,” “we” or “us”), filed on August 29, 2014. The Company has filed Amendment No. 1 to the Form 10 (“Amendment No. 1”), which includes an amended Information Statement as Exhibit 99.1 (the “Information Statement”), today by electronic submission. Each of your comments is set forth below, followed by our corresponding response.

The numbered paragraphs and headings in this response letter correspond to the original numbered paragraphs and headings in the Staff’s letter. For ease of reference, we have repeated the Staff’s comments in bold text preceding each of the responses. Defined terms used but not defined herein have the meanings set forth in the Form 10.

Exhibits, page 2

1.                                      We note that your exhibit list only includes three material contracts to be filed pursuant to Item 601(b)(10) of Regulation S-K and each such contract is related to the spin-off.  We also note that your parent company included 35 material contracts on the exhibit list in its most recent annual report on Form 10-K.  Please revise to include all material contracts required to be filed by Item 601(b)(10) or explain why you believe that only three such contracts are required to be filed.

We respectfully advise the Staff that the material contracts included in the exhibit list for B/E Aerospace’s most recent annual report on Form 10-K fall in the following three

Mr. Justin Dobbie
KLX Inc.
October 10, 2014

categories: (1) agreements with Honeywell International Inc. (“Honeywell”), (2) B/E Aerospace’s existing credit agreement, and (3) management contracts and executive compensation plans, contracts and arrangements of B/E Aerospace.

We have determined that the agreements with Honeywell will be assigned to KLX in connection with the spin-off.  We have included these agreements in the amended exhibit list for the Form 10 and incorporated them by reference to B/E Aerospace’s filings.  B/E Aerospace was granted confidential treatment with respect to certain confidential portions of two of those agreements.  We have separately filed an application pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended, for confidential treatment of those portions also with respect to KLX, as successor in interest to B/E Aerospace.

We will not assume B/E Aerospace’s credit agreement in connection with the spin-off and have therefore not listed it as an exhibit to the Form 10.  As described in the Information Statement, we expect that we will incur approximately $1.1 billion of debt in connection with the spin-off, of which we will distribute up to $650 million to B/E Aerospace.  We also expect that we will enter into a revolving credit facility.  We currently expect that we will enter into the relevant agreements prior to the completion of the spin-off and we will file those agreements as exhibits to a subsequent amendment to the Form 10.

We have entered into employment agreements with the individuals who will serve as our Chief Executive Officer, our President and Chief Operating Officer and our Vice President, Chief Financial Officer and Treasurer, respectively, following the spin-off.  We have filed those agreements as exhibits to the Form 10 in this Amendment No. 1.  If we enter into employment agreements or other compensation arrangements with additional individuals that are required to be filed pursuant to Item 601(b)(10) of Regulation S-K, we will file those agreements or arrangements as exhibits to a subsequent amendment to the Form 10.

Exhibit 99.1

2.                                      We note that the information statement contains a number of blanks and references to information that will be provided by amendment.  Please fill in these blanks and include missing information in your next amendment or tell us why you are unable to do so and when you expect to have this information.  We may have further comments after reviewing this disclosure.

We acknowledge the Staff’s comment.  We have included the following additional information in the Information Statement as part of Amendment No. 1:

•                  The estimated amount of indebtedness to be incurred in connection with the spin-off;

•                  The treatment of equity awards held by B/E Aerospace employees;

Mr. Justin Dobbie
KLX Inc.
October 10, 2014

•                  Our cash and cash equivalents and capitalization on a pro forma basis;

•                  Our unaudited pro forma condensed financial statements;

•                  The names and biographies of our executive officers;

•                  The names and biographies of the members of our board of directors;

•                  The number of public company boards on which our directors may serve;

•                  Compensation discussion and analysis and summaries of employment agreements of our named executive officers;

•                  Related party transactions; and

•                  Our website address.

We respectfully advise the Staff that we will complete the remaining information in a subsequent amendment to the Form 10 once that information has become available.

Summary, page 1

3.                                      Please disclose in the summary the amount of the distribution to be paid to B/E Aerospace by KLX Inc. and the amount of the indebtedness to be incurred in connection with the distribution and total indebtedness of KLX Inc. following the spin-off, and discuss the effects these transactions may have on the financial resources and operating flexibility of KLX Inc. as a stand-alone company.

In response to the Staff’s comment, we have added disclosure regarding our expected debt incurrence and financing arrangements in the “Summary” section on page 11 of the Information Statement and also revised the prior disclosure about this debt incurrence on pages 15 and 17 of the Information Statement.  We have also clarified in the revised disclosure that only a portion of the proceeds from the debt incurrence will be distributed to B/E Aerospace, while the remaining portion will be used to capitalize KLX.  As we indicate in the revised disclosure, B/E Aerospace’s board of directors has determined that this will result in each company being capitalized in a manner that is most appropriate given its particular business, strategy and cash flow profile.

In addition, we have revised the disclosure on page 56 of the Information Statement to discuss the effect of KLX indebtedness on the financial resources and operating flexibility of KLX.

Mr. Justin Dobbie
KLX Inc.
October 10, 2014

4.                                      Please tell us, with a view to revised disclosure, what specific experience you have within the industry that supports your belief that you are the “world’s leading” distributor and value-added service provider of aerospace fasteners and consumables.

Our belief regarding our market-leading position is based on several factors. We are generally recognized as having the largest market share among distributors for C-class aerospace parts. A September 2014 research report by Jefferies, which we are providing to the Staff supplementally, estimates our 2014 share of that $4.7 billion market at approximately 35%, compared to 21% for Wesco Aircraft Holdings, Inc., our next largest competitor, based on forecasted 2014 revenues. This is consistent with a comparison based on historical financial information. At $1.3 billion, our ASG revenues for 2013 were 40% higher than Wesco Aircraft’s total net sales for fiscal 2013. Counting just sales of like products, roughly corresponding to Wesco Aircraft’s “hardware” product category, our 2013 revenues amount to approximately $1 billion, compared to $745 million for Wesco Aircraft. We also believe that we have by far the largest product portfolio in our industry, with over one million of stock keeping units, or SKUs. By comparison, Wesco Aircraft, our closest competitor, reports an inventory of approximately half a million SKUs. We book approximately 16,000 orders daily, compared to approximately 11,000 for Wesco Aircraft. For the Staff’s convenience, we are providing the relevant pages from Wesco Aircrafts’s Annual Report on Form 10-K supplementally. Finally, our belief regarding our market-leading position is based on the experience we have gained over 40 years in the industry and the information and feed-back we receive from our customers and suppliers.

Our Competitive Strengths, page 5

5.                                      Please briefly describe the “rigorous” quality control processes you reference in the second paragraph of this section and discuss how you measure the effectiveness of your quality control.

Our quality control processes are carried out by our quality control staff that has responsibility for supplier quality and inspection of incoming product.  No product is sold by us without a certificate of compliance; we only sell factory new product (we do not sell any “used” parts).

Further, we are fully certified under the following standards:

•                  ISO 9001:2008 and EN/AS9120:2009

•                  ISO 9001:2008 and EN/JISQ/AS9120:2009

Mr. Justin Dobbie
KLX Inc.
October 10, 2014

•                  FAA AC00-56A

•                  FAA ODA Approval (only fastener distributor with this distinction)

In addition, we have been granted Quality Assurance Inspection Authority by our customers and are authorized by the FAA to inspect incoming products from all suppliers and to ship our products directly where they are needed for efficiency and accuracy every time.  In order to fulfill customer and contractual obligations, we meet the following standards under the FAA 00-56A (Voluntary Industry Distributor Accreditation Program):  AS9100, AS9120, and ISO9001:2009.  Honeywell has granted us Direct Ship Authority (“DSA”) which gives us the ability to ship directly to any customer worldwide.  The Honeywell DSA, coupled with our FAA Organization Designation Authorization, means that we are able to issue FAA airworthiness documents (FAA-8130-3) for Honeywell proprietary parts.

We track quality in a number of ways via quality process review, quality objectives review, process performance and product conformity, and internal and external audits, and we report on our results and necessary corrective actions at our regular staff meetings.

We believe our investment in quality control is unique for distributors.  We also believe these investments are a value added service to our customers and represent one of the factors facilitating of our ability to receive and ship over 17,000 orders a day, while maintaining contractual on-time delivery performance which often requires an on-time delivery rate in excess of 98%.

Energy Technical Services, page 6

6.                                      Please clarify whether the standardized safety environmental processes and controls you reference in the last paragraph on page 6 are industry standards or internally developed by you.  Similarly, please clarify whether the safety requirements for MSAs are reviewed and verified by you or by third parties.

Our safety and environmental processes and controls have been developed by our Health, Safety and Environmental (“HSE”) professionals based on their industry experience (which ranges up to more than 40 years in some cases) and are in accordance with industry standards.  Minimum safety requirements are set forth in our customer master service agreements (“MSAs”).  Our HSE group ensures we comply with the terms of our MSAs.  Our HSE compliance is tracked by a third party (“ISN”) on their industry-wide database (“ISNETWORLD”), which is designed to meet internal and governmental record-keeping and compliance requirements. ISN collects health and safety, procurement, quality and regulatory information. ISN then reviews and verifies this information in order to assess the accuracy, relevance and timeliness of the data.  Contractors and suppliers subscribe to the ISN service in order to allow subscribing clients to access standardized information and ratings based on verifiable metrics including, but not limited to, contractors’ accidents, work-related injuries and motor

Mr. Justin Dobbie
KLX Inc.
October 10, 2014

vehicle accidents.  Maintaining an adequate ISN HSE rating is a key requirement in order to be qualified to bid for new business. All HSE matters are reviewed and verified by each of our businesses on an ongoing basis and improvements are made to address deficiencies when applicable.

In response to the Staff’s comment, we have revised the disclosure on page 7 of the Information Statement to reflect the critical elements of the above information as appropriate.

7.                                      Please provide a reasonable basis for your belief that many of the local and regional companies you compete against lack the infrastructure to provide an effective safety program or revise this paragraph accordingly.

Based on our acquired businesses’ HSE experience in the industry, and having completed seven acquisitions in the past 15 months and reviewed over fifty other acquisition opportunities in this sector, we believe that some of the companies that KLX competes against lack the infrastructure and financial resources to invest in effective safety programs.  Compliance with certain of the safety requirements set forth by the major oil companies is expensive to establish, implement and maintain. Based on our experience we believe some companies are either unable to comply or choose not to fully comply with these rigorous and expensive requirements.

In response to the Staff’s comment, we have revised the disclosure on page 7 of the Information Statement to remove the reference to “many” of our local and regional competitors. The revised disclosure states our belief that some of the companies we compete against lack the infrastructure and financial resources to invest in effective safety programs.

8.                                      In this regard, please discuss the material requirements, processes, and controls you undertake to integrate the safety programs of companies you acquire.  Please also briefly provide the basis for your belief that your safety program provides you a competitive advantage given the significant number of recent acquisitions.

KLX’s Vice President of HSE (VP-HSE) has more than twenty years of related experience in our industry and acts as our in-house expert on applicable HSE requirements.  As part of the integration of acquired companies into KLX, our VP-HSE has met with HSE personnel in each of the acquired companies and is in the process of reviewing the legacy companies’ HSE manuals, procedures and processes.  We are aligning our policies and procedures and adopting best practices as recommended by our advisors, Leggette, Brashears & Graham, Inc., an independent HSE consulting firm, and representatives from our insurance carrier.

As noted above, many customers will not use products or services that have unsatisfactory HSE ratings or that otherwise fail to comply with the customer specific safety requirements.  We believe our investments in safety processes and procedures

Mr. Justin Dobbie
KLX Inc.
October 10, 2014

qualify KLX to do business with a broader range of customers than smaller businesses which are unable or unwilling make such investments.

Our Business Strategy, page 7

9.                                      Refer to the first full paragraph on page 8.  Please place these statements in context by disclosing the duration of the LTA with United Technologies Corporation.

While we have served certain business units of United Technologies Corporation (“UTC”) over the past ten years, we have not had a corporate-wide LTA.  In December 2013 we expanded the scope and length of our LTA to include a number of additional business units within UTC and extended the duration through 2022.

In response to the Staff’s comment, we have revised the disclosure on page 8 of the Information Statement to reflect the above information.

10.                               Please briefly explain in the third full paragraph on page 8 how entering into customer contracts before establishing new stocking facilities enables you to mitigate many of the risks associated with international expansion.

In response to the Staff’s comment, we have revised the disclosure on page 9 of the Information Statement.

11.                               Please balance your disclosure in the last paragraph on page 8 by describing integration and other risks associated with the significant number of recent acquisitions and briefly discuss what steps you take to mitigate these risks.

In response to the Staff’s comment, we have revised the disclosure on page 9 of the Information Statement.

12.                               Refer to the second paragraph on page 9.  Please provide the basis of your belief, including by quantification to the extent you are able, the “superior returns” on assets that you have generated from completed acquisitions.

While we believe our returns are superior to our competitors, there are few publicly available sources to quantify such a comparison.  As such, we have revised the disclosure on page 9 of the Information Statement to remove the statement that we have generated, and will continue to generate, superior returns on the assets deployed in our business.

The Spin-Off, page 10

What are the risks associated with the spin-off, page 12

13.                               Please briefly summarize the most significant risks associated with the spin-off and ownership of KLX common stock in the answer to this question.

Mr. Justin Dobbie
KLX Inc.
October 10, 2014

In response to the Staff’s comment, we have revised the disclosure on page 13 of the Information Statement.

Summary of the Spin-Off, page 16

14.                               Please confirm that prior to effectiveness you will file the agreement evidencing the indebtedness to be incurred in connection with the distribution to B/E Aerospace.

We respectfully advise the Staff that prior to effectiveness we intend to file the agreements evidencing the indebtedness to be incurred in connection with the spin-off.

Risk Factors, page 22

We are directly dependent upon the conditions, page 22

15.                               The statement in the first sentence of the second paragraph on page 23 with respect to airline profits tends to mitigate the risk presented.  Please revise this risk factor accordingly.

In response to the Staff’s comment, we have revised the disclosure on page 24 of the Information Statement.

We and our ASG customers, page 23

16.                               Please place the risks described here in context by discussing specific claims and liabilities you may be subject to.  We note in this regard your disclosure on page 89 regarding the investigation by the German State Agency for Agriculture, Environment and Rural Areas.

In response to the Staff’s comment, we have supplemented the disclosure in this risk factor with information regarding the investigation by the German State Agency for Agriculture, Environment and Rural Areas.

Military spending, including spending on the products we sell, page 25

17.                               The discussion in the second and third paragraphs of this risk factor with respect to sequestration appears to be out of date.  To the extent more current information is available about sequestration and the attendant risks, please revise this risk factor accordingly.

In response to the Staff’s comment, we have revised the disclosure on page 26 of the Information Statement by shortening the relevant risk factor and removing the detailed technical discussion of the sequestration process.  We believe that the shortened disclosure strikes the right balance in light of the contribution of the military market to

Mr. Justin Dobbie
KLX Inc.
October 10, 2014

our revenues (approximately 14% of revenues in our ASG segment in 2013).

Risks Related to the Energy Technical Services Business, page 27

18.                               If material, please add a risk factor describing the risks if you were required to assume responsibility for environmental and other liabilities of companies you acquire operating in the oil and gas industry.

In response to the Staff’s comment, we have added a risk factor on pages 34 and 35 of the Information Statement.

Market and Industry Data, page 46

19.                               You state in the second paragraph of this section that you do not “guarantee the accuracy or completeness” of certain information in the information statement.  Please remove any implication that you are not responsible for disclosure you have included in the information statement.

We acknowledge our responsibility for the disclosure included in the Information Statement. In response to the Staff’s comment, we have revised the disclosure on page 48 of the Information Statement to remove the statement that we do not guarantee the accuracy or completeness of certain market and industry data.

20.                               Additionally, you state that may define your markets differently than other sources or define your markets as portions of larger markets.  To the extent material, please clarify throughout the information statement those instances where you define your market differently than as defined by the sources of information on which you cite and rely.

We do not believe the differences are material.

The Spin-Off, page 47

Reasons for the Spin-Off, page 47

21.                               Please briefly discuss various potential structural alternatives the B/E Aerospace board of directors considered but rejected.

In response to the Staff’s comment, we have revised the disclosure on page 49 of the Information Statement.

22.                               Please clarify that you have discussed all of the material reasons for engaging in the spin-off.

Mr. Justin Dobbie
KLX Inc.
October 10, 2014

In response to the Staff’s comment, we have added a statement on page 49 of the Information Statement that we believe that the discussion addresses the material factors considered by the B/E Aerospace Board of Directors in its consideration of the spin-off.

23.                               Please discuss any material negative factors not supporting the spin-off that the B/E Aerospace board of directors considered.  Please also disclose whether the indebtedness to be incurred by KLX to fund the distribution to B/E Aerospace was considered as a positive or negative factor.

In response to the Staff’s comment, we have revised the disclosure on page 50 of the Information Statement.

We also respectfully advise the Staff that the indebtedness to be incurred by KLX was neither a positive nor a negative factor.  As discussed in our response to comment #3 and the related revised disclosure, the B/E Aerospace board of directors determined that the proposed recapitalization of B/E Aerospace and the initial capitalization of KLX in connection with the spin-off will result in each company being capitalized in a manner that is most appropriate given its particular business, strategy and cash flow profile.

Treatment of Fractional Shares, page 49

24.                               Please clarify that the distribution agent will determine in its sole discretion when, how, and through which broker-dealers and at what price to sell aggregated fractional shares.  Additionally, please confirm that the distribution agent and the broker-dealers it expects to use are not affiliates of B/E Aerospace or KLX Inc.  For guidance, refer to Question 6 of Staff Legal Bulletin No. 4 (Sept. 16, 1997).

In response to the Staff’s comment, we have revised the disclosure on page 52 of the Information Statement.

Material U.S. Federal Income Tax Consequences of the Distribution, page 49

25.                               The statement in the last paragraph on page 51 that the tax discussion “is for general information only” is an inappropriate disclaimer.  Please revise accordingly.

In response to the Staff’s comment, we have revised the disclosure on page 54 of the Information Statement.

26.                               You state in this section that you expect to receive an opinion from counsel that the distribution “should” qualify as a reorganization and “should not” result in any taxable income, gain or loss to B/E Aerospace.  Please explain why counsel is not going to deliver a “will” opinion in this regard and describe the degree of uncertainty in counsel’s opinion to the extent material to an understanding of the tax consequences to recipients of KLX common stock in the distribution.

Mr. Justin Dobbie
KLX Inc.
October 10, 2014

We acknowledge the Staff’s comment.  As the Staff is aware, the U.S. Federal income tax treatment of spin-offs is an inherently factual matter.  As discussed in the tax section of the Information Statement, this tax treatment depends on extensive factual representations by the parties and future events.  The Company and tax counsel are currently analyzing the facts and developing representations as to factual matters upon which the tax opinion is based and we will respond to this comment in a subsequent amendment to the Information Statement.  We note, however, that, effective August 23, 2013, the Internal Revenue Service (“IRS”) changed its policy with respect to private letter rulings on spin-off transactions.  Under the new policy, the IRS will no longer rule on the tax treatment of spin-offs generally, in part because of their inherently factual nature.

Capitalization, page 57

27.                               Please remove the characterization of this discussion as “for informational purposes only.”

In response to the Staff’s comment, we have removed this characterization on page 60 of the Information Statement.

Management’s Discussion and Analysis, page 61

28.                               We note your disclosure in the second risk factor on page 25 with respect to ASG revenues attributable to military markets.  Please discuss in MD&A the known trends and uncertainties relating to this component of your business.

In response to the Staff’s comment, we have revised the disclosure on page 70 of the Information Statement.

Six Months Ended June 30, 2014, as Compares to Six Months Ended June 30, 2013, page 63

29.                               We note your discussion of selling, general and administrative expenses on page 64.  Based upon your disclosure on page 58, it appears these costs may be, in part, based upon an allocation and not direct usage.  If our understanding is correct, please revise your disclosure to explain this allocation, the reasons it was necessary to allocate costs, and any aspects of the allocation which may cause future results to differ.  In this regard, your discussion of the results for the year ended December 31, 2013 should include similar disclosure for any areas in which an allocation was utilized to determine amounts reported.

In response to the Staff’s comment, we have added disclosure explaining such allocations in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—The Spin-Off” on page 69 of the Information Statement.

Mr. Justin Dobbie
KLX Inc.
October 10, 2014

Liquidity and Capital Resources, page 65

30.                               In light of the significant acquisitions you have completed in 2014, please update your liquidity discussion through the period ended June 30, 2014.  In addition, we note that you are expecting to enter into certain financing arrangements concurrently with the spin-off.  Please revise your liquidity disclosure accordingly when the financing arrangements have been finalized.  Your disclosure should include the amount of the expected borrowings and the expected terms of these new borrowing arrangements, such as expected interest rates, payment terms and maturity dates.

In response to the Staff’s comment, we have updated our liquidity discussion through the period ended June 30, 2014 on pages 74 through 76 of the Information Statement.  We have also revised our liquidity disclosure to discuss the expected debt incurrence and financing arrangements related to the spin-off, as requested.  We will update this disclosure accordingly once these financing arrangements have been finalized.

Capital Spending, page 66

31.                               Please disclose an estimate of your expected capital expenditures for the year ended December 31, 2014.

In response to the Staff’s comment, we have revised the disclosure on page 75 of the Information Statement to indicate the estimate of our expected capital expenditures of approximately $140 million for the year ending December 31, 2014.

Business, page 71

Information Technology, page 87

32.                               To the extent material, please disclose the costs to integrate acquisitions onto the single platform used in the Energy Technical Services segment.

In response to the Staff’s comment, we have revised the disclosure on page 97 of the Information Statement.

Executive Compensation, page 94

Annual Cash Incentives, page 96

2013 Financial Performance Objectives, page 96

33.                               Please disclose the targeted consolidated financial objectives and the actual results achieved for each such objective.

In response to the Staff’s comment, we have revised the disclosure on pages 111 through 112 of the Information Statement.

Mr. Justin Dobbie
KLX Inc.
October 10, 2014

External Benchmarking, page 100

34.                               Please name the independent compensation consultant referenced in this section.

In response to the Staff’s comments, we have revised the disclosure on pages 113, 114, 118 and 120 of the Information Statement.

Certain Relationships and Related Party Transactions, page 105

35.                               We note the discussion on pages 105 through 108 regarding the terms of the various agreements to be entered into with B/E Aerospace in connection with the spin-off transaction, such as the Transition Services Agreement, Employee Matters Agreement, and Tax Sharing and Indemnification Agreement.  Please revise MD&A and the notes to your financial statements to disclose the nature and significant terms of each of these agreements as required by ASC 850-10-50-1.  In addition, please revise MD&A to discuss the expected impact of these agreements on your financial condition and results of operations in future periods.  Also, please ensure that the pro forma financial statements include any appropriate adjustments as a result of these agreements, such as any recurring expense to be incurred under the Transition Services Agreement.

The Separation and Distribution Agreement, Transition Services Agreement, Employee Matters Agreement, and Tax Sharing and Indemnification Agreement have not yet been finalized. Once these agreements have been finalized, we will file a subsequent amendment to the Form 10 to disclose the nature and significant terms of each of these agreements and discuss the expected impact of these agreements on our financial condition and results of operations in future periods.  In addition, once the relevant information has been determined, we will file a subsequent amendment to the Form 10 to include appropriate adjustments to our pro forma financial statements as a result of these agreements to the extent the amount of such costs and the portion of the previously allocated costs they are replacing are both factually supportable.

Unaudited Interim Financial Statements for the Six Months Ended June 30, 2014

Condensed Combined Statements of Earnings and Comprehensive Income, page F-3

36.                               Please revise your statements of earnings to present revenue and costs of revenue separately for products and services in accordance with Rule 5-03(b)(1) of Regulation S-X.  In this regard, we note from your disclosure in Note 10 that revenue related to the Energy Technical Services segment, which appears to be primarily related to services, was greater than 10% of total revenue for the six months ended June 30, 2014.  Please advise or revise accordingly.

Substantially all of ASG revenues and cost of revenues are product revenues and cost of revenues and essentially all of ETS revenues and cost of revenues are services revenues and cost of revenues.  We have revised our statement of earnings to separately report

Mr. Justin Dobbie
KLX Inc.
October 10, 2014

revenues and cost of revenues for products and services for the unaudited interim financial statements, as requested; however, the revenues from services were not material to the audited financial statements and therefore were not revised.

Condensed Combined Balance Sheet as of June 30, 2014, page F-2

37.                               We note from your disclosure on page 14 and elsewhere that in connection with the spin-off transaction, you will incur debt in an undisclosed amount from third parties, the proceeds of which are expected to be distributed to B/E Aerospace.  As this cash payment appears to represent a dividend paid to the owners at the time of the separation, we believe that you should revise to present a pro forma balance sheet alongside the historical balance sheet as of the latest interim period presented, reflecting accrual of this planned distribution.  See Staff Accounting Bulletin Topic 1.B.3.

In response to the Staff’s comment, we have revised the disclosure on page F-2 of the Information Statement to include the requested information in our unaudited pro forma balance sheet and alongside the historical balance sheet as of the latest interim period presented based on our current expectations for these financings.

Note 6.  Related Party Transactions and Parent Company Equity, page F-11

38.                               Please revise the notes to the interim financial statements to include an analysis of intercompany activity with B/E Aerospace for each period presented in your statements of earnings.  The notes to your interim financial statements should also be revised to disclose the average balance of the amount due to or from B/E Aerospace during each of these periods.

Amounts due to/from B/E Aerospace are presented as a component of Parent company investment in the condensed combined balance sheets.  We respectfully refer the Staff to Note 1 to the condensed combined financial statements, captioned “Description of Business and Summary of Significant Accounting Policies”, where we have disclosed the following:

•                  Parent company investment in the condensed combined balance sheets represents Parent’s historical investment in the Company, the net effect of cost allocations from transactions with Parent, net transfers of cash and assets to Parent and the Company’s accumulated earnings.

•                  Parent has historically used a centralized approach to cash management and financing of its operations. Transactions between the Company and Parent are considered to be effectively settled for cash at the time the transaction is recorded. The net effect of these transactions is included in the condensed combined statements of cash flows as Net transfers from (to) Parent.

•                  The Company intends to distribute up to $650 million to B/E Aerospace. The unaudited pro forma balance sheet as of June 30, 2014 gives effect to the $650 million dividend expected to be paid.

In addition, we respectfully refer the Staff to Note 6 to the Condensed Combined Financial statements, captioned “Related Party Transactions and Parent Company

Mr. Justin Dobbie
KLX Inc.
October 10, 2014

Investment” for a further description of the transactions between the Company and Parent.  Specifically, we have included an analysis of intercompany activity by disclosing the allocations for general corporate expenses from Parent and the sales and cost of sales with B/E Aerospace and its subsidiaries, which are referred to as affiliates in the Notes to the financial statements.  We believe the above information provides investors with all material information related to our intercompany activity with B/E Aerospace.

Audited Financial Statements for the Year Ended December 31, 2013

Note 1.  Description of Business and Summary of Significant Accounting Policies, page F-20

39.                               We note your disclosure that parent’s debt obligations and the related interest expense have not been attributed to the Company for any of the periods presented because Parent’s borrowings and the related guarantees on such borrowings are not directly attributable to the businesses that comprise the Company.  Since an interest charge has not been provided in the combined financial statements, in addition to the analysis of intercompany activity, please also disclose the average balance due to or from B/E Aerospace for each period for which an income statement has been provided.  Refer to the guidance outlined in SAB Topic 1:B, Question 4.

Amounts due to/from B/E Aerospace are presented as a component of Parent company investment in the combined balance sheets.  We respectfully refer the Staff to Note 1 to the combined financial statements, captioned “Description of Business and Summary of Significant Accounting Policies”, where we have disclosed the following:

•                  Parent company investment in the combined balance sheets represents Parent’s historical investment in the Company, the net effect of cost allocations from transactions with Parent, net transfers of cash and assets to Parent and the Company’s accumulated earnings.

•                  Parent has historically used a centralized approach to cash management and financing of its operations. Transactions between the Company and Parent are considered to be effectively settled for cash at the time the transaction is recorded. The net effect of these transactions is included in the combined statements of cash flows as Net transfers from (to) Parent.

In addition, we respectfully refer the Staff to Note 5 to the combined financial statements, captioned “Related Party Transactions and Parent Company Investment” for a further description of the transactions between the Company and Parent.  Specifically, we have included an analysis of intercompany activity by disclosing the allocations for general corporate expenses from Parent and the sales and cost of sales with B/E Aerospace and its subsidiaries, which are referred to as affiliates in the Notes to the financial statements. In addition, we have provided a reconciliation of the net transfers from (to) Parent in the combined Statements of Parent Company Equity to the corresponding amount presented on the combined statements of cash flows for all periods presented.

Mr. Justin Dobbie
KLX Inc.
October 10, 2014

Note 2.  Business Combinations, page F-26

40.                               We note from your disclosure in Note 2 that during 2012 and 2013 you had several acquisitions in which you allocated a portion of the purchase price to identified intangibles.  Please tell us and disclose the specific nature of these identified intangibles and the useful life assigned to the acquired intangibles.  In this regard, we note from your disclosure in Note 4 that it appears a majority of your intangible assets relate to customer contracts and relationships with a useful life in the range of 8 to 30 years.  For these intangible assets, please tell us how you determined the appropriate useful life assigned to the acquired assets.  Similarly, please tell us about and revise the interim financial statements for the six months ended June 30, 2014 to disclose the specific nature of the intangible assets acquired during 2014 and the useful life assigned to each acquired intangible.

In response to the Staff’s comment, we have revised the disclosure in Note 2 to our audited financial statements and Note 2 to our interim financial statements on pages F-8 and F-26 of the Information Statement, respectively, to include the requested information.

In determining the lives of our customer relationships we relied on the guidance in ASC 350-30-35-3, which states that the estimate of the useful life of an intangible asset to an entity should be based on an analysis of all pertinent factors, particularly the following:

a.              The expected use of the asset by the entity;

b.              The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate;

c.               Any legal, regulatory, or contractual provisions that may limit the useful life;

d.              The entity’s own historical experience in renewing or extending similar arrangements, consistent with the intended use of the asset by the entity;

e.               The effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels);

f.                The level of maintenance expenditures required to obtain the expected future cash flows from the asset.

Further, the guidance provides that if an income approach is used to measure the fair value of an intangible asset, in determining the useful life of the intangible asset for amortization purposes, an entity shall consider the period of expected cash flows used to measure the fair value of the intangible asset adjusted as appropriate for the entity-specific factors in this paragraph.

Based on our review and analysis of all pertinent facts and circumstances related to each acquisition, we believe that the identified intangible assets related to customer contracts and relationships have useful lives ranging from 8 – 30 years.  These intangible assets have a life ranging from 8 – 11 years, and only one asset, related to the acquisition

Mr. Justin Dobbie
KLX Inc.
October 10, 2014

of Honeywell’s Consumables Solutions distribution business (“HCS”), has a longer life of 30 years. The HCS intangible asset is a 30-year license agreement that gives the Company the rights to become Honeywell’s exclusive licensee of Honeywell proprietary fasteners, seals, bearings, gaskets and electrical components associated with Honeywell’s engines, APU’s, avionics, wheels and brakes.  Our belief regarding the estimated lives of the intangible assets is primarily based on the following:

•                  The period of time over which these customer relationship intangibles are expected to contribute to the cash flows of the entity;

•                  The contractual provisions that serve to limit the life of the customer relationship intangible, taking into account the expected renewal periods based on historical relationships with similar customers; and

•                  The historical attrition rates of the entity’s customer relationships.

*   *   *

As requested in your letter, the Company hereby acknowledges that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement on Form 10-12B (the “Filing”);

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or further comments with respect to the Form 10, please direct them to the undersigned by phone at (561) 791-5000 or by email transmissions sent to Tom_McCaffrey@beaerospace.com.

Sincerely,

/s/ Thomas P. McCaffrey
Thomas P. McCaffrey
President and Chief Operating Officer

cc:                                Jason R. Lehner, Esq.
Shearman & Sterling LLP